

July 11, 2012

Via E-Mail
Mr. James R. Moffett
McMoRan Exploration Co.
President and Chief Executive Officer
1615 Poydras Street
New Orleans, LA 70112

> **Re: McMoRan Exploration Co.**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 1-07791**

Dear Mr. Moffett:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2011

Management's Discussion and Analysis, page 30

Operational Activities

Production Update, page 32

1.   We note your disclosure indicating that production is expected to average 130 MMcfe per day during 2012 and understand from prior reports that with the exception of 2011, production has steadily decreased from 245 MMcfe per day in 2008. Please modify your disclosure to address this trend in production and its impact on your operations to comply with Item 303(a)(3)(ii) of Regulation S-K. The reasons for the decline, and the extent to which you expect this trend to continue or be offset by future activity should be clear.

Financial Statements

Note 17 – Supplementary Oil and Gas Information, page 78

Proved Oil and Natural Gas Reserves (Unaudited), page 79

2.   We understand from your notes to the tables on pages 3 and 80, that NGL reserves were 2,848 MBbls as of December 31, 2011. We believe that reserve quantities attributable to crude oil (including condensate) and natural gas liquids should be separately quantified and disclosed in your tabulations when significant as note disclosure of NGL reserves alone does not adequately address the requirements of FASB ASC 932-235-50-4.

Standardized Measure of Discounted Future Net Cash Flows from Proved Oil and Natural Gas Reserves (Unaudited), page 80

3.   We note you report $0 for future income taxes related to your proved oil and natural gas reserves. Please modify to disclose the reasons you believe you will not incur income taxes related to future operations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief